

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 26, 2011

<u>Via E-mail</u>

R. Scott Vansant
Vice President, Secretary and Chief Financial Officer
Euramax International, Inc.
5445 Triangle Parkway, Suite 350
Norcross, GA 30092

> **Re: Euramax International, Inc.**
> **Registration Statement on Form S-4**
> **Filed: August 30, 2011**
> **File No.: 333-176561**

Dear Mr. Vansant:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are registering the new 9½% Senior Secured Notes due 2016 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). Please also refer to the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and the Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter, signed on behalf of each registrant, stating that you are registering the exchange offer in reliance on our position contained in these letters and including the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Prospectus Cover Page

2.   Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Exchange Act. As currently drafted, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what may ultimately be the twentieth business day following commencement. Please refer to Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980) and Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

3.   As they are separate securities and are being registered, please include the guarantees on the cover page. Please refer to Item 501(b)(2) of Regulation S-K. In addition, briefly disclose that the exchange notes will be guaranteed by your parent entity and all of your material domestic subsidiaries, and that the guarantees of the guarantors will be joint and several, full and unconditional. Please include similar disclosure on page 141 under "The Note Guarantees" discussion.

Industry, Raking and Market Data, page ii

4.   You disclose that market and industry data is "inherently imprecise" and that it cannot always be verified for a number of reasons. As you are responsible for the information that you choose to include in the prospectus, please either clearly clarify the extent to which you are cautioning investors in their evaluation of this data and more clearly express the company's views regarding the reliability of the data and statistics in your prospectus, or otherwise remove this disclaimer.

Corporate Information, page 8

5.   Please disclose here that you are the wholly owned operating subsidiary of Euramax Holdings, Inc.

The Exchange Offer, page 10

Certain United Stated Federal Tax Considerations, page 11

6.   Please revise this heading to clarify that the disclosure discusses the "material" tax consequences of the share exchange. Use of the word "certain" implies that there could be material tax consequences that you have chosen not to discuss. Please comply with this comment also with respect to your tax disclosure on page 233.

Summary Historical Consolidated Financial Data, page 17

7.   We note the "Non-recurring expenses" in the table on page 18. Please revise to disclose the nature of these expenses for each period presented.

Risk Factors, page 19

8.   We note your disclosure in the last sentence of the introductory paragraph about currently immaterial risks which in the future may be deemed to represent risks material to your business. Please note that your risk factor disclosure should discuss only material risks that are currently affecting your business. Please remove or revise your disclosure to only address such currently material risks.

Management's Discussion and Analysis of Financial Condition . . . ., page 59

Results of Operations, page 63

9.   You disclose on page 68 that in the second half of 2010 you experienced a "one time" volume decline that impacted net sales to your U.S. Residential Building Products segment as you implemented supply chain changes that enabled certain customers to reduce their inventory of your products. Please revise to quantify the impact of this one time volume decline, to the extent material. Refer to Item 303(a)(3)(i) of Regulation S-K. Additionally, revise to discuss the purpose of these supply chain changes and the short- and long-term financial and/or operational impacts, if any, therefrom.

Liquidity and Capital Resources, page 76

10.   You discuss on page 78 that there is a minimum consolidated fixed charge coverage ratio of at least 1.15 to 1.00 associated with the ABL Credit Facility, but that as of July 1, 2011, you were not required to meet this ratio. However, on page 38 you state "[Y]our fixed charge coverage ratio (as defined in the indenture which governs the exchange notes) is currently significantly less than 2:1. Accordingly, we are currently unable to incur debt under the ratio test included in the indenture. In addition, our secured debt ratio (as defined in the indenture which governs the exchange notes) is currently significantly higher that 3.75:1, which significantly limits our ability to incur secured debt."   Given your substantial indebtedness, please revise to disclose the actual ratios or amounts achieved, as well as the required minimum/maximum ratios or amounts, for each financial covenant under each debt instrument as of the most recent balance sheet date, including the ABL Credit Facility, the Senior Secured Notes and Senior Unsecured Loan Facility. Please revise your filing to disclose whether you were in compliance with these covenants as of July 1, 2011. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Critical Accounting Policies, page 84

11.   We note your discussion of goodwill and intangible assets on pages 85-87. Please revise
        to explain why no goodwill impairment was warranted during fiscal 2009, given, among
        other things, the June 2009 Debt Restructuring and your apparent insolvency (mentioned
        on page F-29). Disclose whether you performed a goodwill impairment test about the
        time of the Restructuring, based on the guidance set forth in ASC 350-20-35-30, and the
        extent to which you considered certain impairment indicators, such as the adverse 2009
        operating results and your insolvency. If you performed at least a Step 1 test at that time,
        please provide it to us and revise to disclose in MD&A the specific estimates and
        assumptions that enabled you to conclude that no impairment was considered necessary.
        Finally, please send us your fiscal 2008 and 2009 goodwill impairment test calculations.

Business, page 88

Customer Groups, page 99

12.   Please tell us what consideration you have given to naming your largest customer which
        accounted for 11% of your 2010 net sales. Please refer to Item 101(c)(1)(vii) of
        Regulation S-K.

Management, page 108

Executive Officers and Directors, page 108

13.   We note that you have provided Item 401 disclosure only for your parent entity. Please
        provide the required information for Euramax International.

Executive Compensation, page 111

Compensation Discussion and Analysis, page 111

Executive Compensation Philosophy and Objectives, page 111

14.   Please reconcile your statement on page 111 that "[you] expect to continue to provide
        [y]our NEOs with a majority of their compensation in the form of "at-risk" compensation"
        with the form of the compensation actually received by your NEOs for 2010, the majority
        of which does not appear to have been "at-risk."

Setting Executive Compensations, page 112

15.   Please identify or describe the types of surveys the CEO takes into consideration in
        making his compensation recommendations.

16.   We note your disclosure regarding the compensation committee's engagement of the Hay Group in late 2010. Please clarify whether, for purposes of setting year 2010 compensation, the compensation committee engaged the services of an outside consultant, and to the extent applicable, the role that the compensation consultant played in setting the 2010 compensation levels.

17.   You disclose that the compensation packages approved by the compensation committee are designed, among other things, to be competitive in your industry. Please expand your disclosure to discuss how the committee assessed the competitiveness of the 2010 compensation.

Performance-Based Cash Incentives, page 115

18.   Please disclose the respective targets for each of the three corporate goals under the bonus plan for fiscal year 2010. Refer to Item 402(b)(2)(v) of Regulation S-K.

Potential Payments Upon Termination of Employment and a Change in Control, page 121

19.   With respect to Messrs. Anderson and Hummel, please disclose whether the payments received in connection with a termination or change in control event would be paid in a lump sum or annually, and to the extent relevant, discuss the frequency of such payments. Please refer to Item 402(j)(2) of Regulation S-K.

The Exchange Offer, page 130

Purpose of the Exchange Offer, page 130

20.   It appears there are registration payment arrangements associated with the exchange offer. If so, please revise to provide the information set forth in ASC Topic 825-20-50-1b-f.

Terms of the Exchange Offer, page 130

21.   Please advise us as to how oral notice of any extension, termination or amendment is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Conditions to the Exchange Offer, page 136

22.   An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid references such as "threatened" actions or proceedings, or "government approvals which [you] deem necessary" as it is unclear how they could be

objectively determined. To the extent they are any government approvals which you must obtain prior to the consummation of the exchange offer, please describe them.

December 31, 2010 Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

23.   Your auditors reference a financial statement schedule at Item 22(b) in the Index. Please have your auditors revise their report to change the reference to Item 21(b), if true.

July 1, 2011 Financial Statements

Statement of Cash Flows, page F-55

24.   Please explain to us how the $2.7 million effect of exchange rate changes on cash was computed.

12. Supplemental Guarantor Condensed Financial Information, page F-68

25.   Please identify and quantify for us the specific cash inflows and outflows that comprise the reported operating cash flow amounts for the "Issuer". It is unclear how the "Issuer" can generate positive operating cash flow as shown on page F-73 given the absence of any revenue transactions. Further, please tell us and revise to disclose whether all of the subsidiary guarantors are 100% owned by the parent. Tell us also whether there are any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. See Rule 3-10(i)(8) and (9) of Regulation S-X.

Part II – Information Not Required in Prospectus, page II-1

Exhibits

General

26.   The documents filed as Exhibits 3.1, 3.3 and 3.4 do not appear to correspond to the descriptions of those exhibits in the exhibit index. For example, the document filed as Exhibit 3.1 is the certificate of incorporation of Euramax Newco, Inc. and not the certificate of incorporation of Euramax International, Inc., as stated in the exhibit index (you appear to have filed the Euramax International, Inc. certificate of incorporation as Exhibit 3.3). Please ensure that you file the currently effective certificate of incorporation and bylaws, as amended, for each registrant.

27.   With respect to the other co-registrants, please file as exhibits any amendments to their currently effective corporate documents. Please refer to Item 601(b)(3) of Regulation S-

K. For example, we note that Exhibit 3.13 represents the certificate of incorporation for Sailor FMG., Inc., and that no certificate of amendment has been filed to reflect a name change to "Amerimax Richmond Company." See also Exhibits 3.14, 3.15, 3.17, 3.19, 3.21, 3.23 and 3.25.

Exhibit 10.1 – Amended and Restated Senior Secured Revolving Credit and Guaranty Agreement, dated March 18, 2011

28. Throughout the agreement we note references to various exhibits and schedules which appear to be missing. Please file the complete copy of the agreement, including all of its schedules and exhibits, with your next amendment. We make a similar observation with respect to the schedules of the Credit and Guaranty Agreement, dated as of March 3, 2011 (Exhibit 10.4).

Exhibit 10.8 – Stockholders Agreement, dated June 29, 2009

29. It appears that the stockholders' signature page is missing from the agreement. Please file a complete copy of the agreement with your next amendment.

Exhibit 5.1 – Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP

30. Please have counsel revise clause (ii) in the second full paragraph on page two of the opinion to exclude all Guarantors, given that with respect to state law matters counsel has relied on the respective opinions of Baker and Daniels LLP, and Dilworth Paxson LLP and it may not assume them.

31. Please have counsel explain to us why it is unable to render an opinion with respect to the matters raised in paragraph B on page three of the opinion. Please ensure that counsel discusses the relevant sections of the Documents subject to the noted qualifications, and not merely the possibility that the Documents may contain such provisions. Please also note that, generally, limitations beyond the scope of those listed in paragraphs A and C of the opinion would be objectionable. We may have further comments following the review of your response.

Exhibit 5.3 – Opinion Dilworth Paxson LLP

32. We note that in the last paragraph of page three of the opinion, counsel states that the opinion may only be relied upon by you. Please have counsel revise its opinion to remove this limitation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela A. Long
Assistant Director

cc: Michael A. Levitt, Esq. (Via E-mail)
        Fried, Frank, Harris, Shriver & Jacobson LLP